FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of February 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No       X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the fourth quarter press release and supplemental data, dated February 14, 2006, pertaining to the financial condition and results of operations at and for the quarter ended December 31, 2006. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended December 31, 2006 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: February 16, 2007

From:	Compañía Anónima Nacional	For Release:	FOR IMMEDIATE RELEASE
Teléfonos de Venezuela (Cantv)
	NYSE: VNT	Contact:	Cantv Investor Relations
	BVC: TDV.d		+011 58 212 500-1831 (Main)
+011 58 212 500-1828 (Fax)
Email: invest@cantv.com.ve
The Global Consulting Group

Emmanuelle Ferrer
646-284-9421 (US)
	February 14, 2007		Email: eferrer@hfgcg.com

CANTV ANNOUNCES FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Accelerated growth in our mobile and broadband businesses drove 32.5% revenue increase over fourth quarter last year. EBITDA of Bs. 470.1 billion representing 23% of total revenues,

reflects sustained efforts towards higher penetration and mobile market share leadership

HIGHLIGHTS

Fourth quarter 2006 results:

•	Consolidated revenues increased 32.5% over fourth quarter 2005 resulting from sustained growth in all our business segments

•	Sustained switched access line growth generated 11.3% gain over fourth quarter 2005

•

Mobile and broadband lines in service increased 52.6% and 52.3%, respectively, over fourth quarter 2005. The Company now provides service to nearly 8.0 million mobile and 467 thousand broadband subscribers

•	Fourth quarter 2006 EBITDA of Bs. 470.1 billion was 36.8% higher than the same period in 2005

•	Net income increase of Bs. 248.2 billion was driven by the higher EBITDA and income tax benefits

Nationalization plan:

•

The Venezuelan Government announced on January 8, 2007, its plans to nationalize Cantv. On February 12, 2007 Verizon Communications Inc. announced that it has entered into a memorandum of understanding covering the sale to the Venezuelan Government of its 28.5% equity stake in Cantv at a price equivalent to US$17.85 per ADS

•

The memorandum also includes a commitment by the Government to launch concurrent tender offers in Venezuela and the United States of America, to acquire any and all shares (and ADRs) of capital stock of Cantv at a price per share of the Bolivar equivalent of not less than US$2.55 (calculated at the official exchange rate at closing date) and a price per ADS of not less than US$17.85. The acquisition price would be adjusted downward to give effect to any dividend required to be declared and declared and paid by Cantv with a record date after February 12, 2007 and prior to the closing as defined in the agreement

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed solely for the convenience of the reader, converting bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	1

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %
	4Q06	4Q05	Inc./(Dec.)%
Revenues	2,022.2	1,525.6	496.6	32.5%
EBITDA	470.1	343.8	126.3	36.8%
EBITDA Margin	23%	23%	—	N.M.
Net Income	385.9	137.7	248.2	180.2%
EPADS (Bs.)	3,481	1,242	2,239.0	180.2%

	Full Year 06	Full Year 05	Inc./(Dec.)%
Revenue	6,797.7	5,088.4	1,709.3	33.6%
EBITDA	1,757.9	741.5	1,016.4	137.1%
EBITDA Margin	26%	15%	1,100 bps	N.M.
Net Income	1,130.4	214.4	916.0	427.2%
EPADS (Bs.)	10,197	1,934	8,263.0	427.2%

CAPEX	1,200.4	958.4	242.0	25.2%
Free Cash Flow	685.2	691.8	(6.6)	(0.9%)
Debt payments	52.2	243.0	(190.8)	(78.5%)

	4Q06	4Q05	Inc./(Dec.)%
Subscribers (thousands)
Fixed	3,915	3,405	510	15.0%
Switched access lines	3,448	3,098	350	11.3%
Residential	2,701	2,385	316	13.3%
Non-residential	634	608	26	4.2%
Public Telephones	113	105	8	8.0%
Broadband	467	307	160	52.3%
ABA (ADSL) lines	449	290	159	55.0%
Private Circuits	18	17	1	5.3%
Mobile	7,918	5,188	2,730	52.6%
Postpaid	356	255	101	39.8%
Prepaid	7,562	4,933	2,629	53.3%
Traffic (millions of outgoing minutes)
Fixed Local	3,055	3,430	(375)	(10.9)%
Fixed DLD and ILD	643	617	26	4.2%
Mobile	1,855	1,139	716	62.9%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in the Investor Relations section of Cantv’s web site

FOURTH QUARTER 2006 REVENUE ANALYSIS

Strong mobile and broadband revenues continued to drive top line growth

Operating revenues totaled Bs. 2,022.2 billion during fourth quarter 2006, a Bs. 496.6 billion (32.5%) increase over fourth quarter 2005.

Quarter-over-quarter revenue growth resulted from increases of 54.2%, 9.8% and 33.1% in mobile, fixed line revenues excluding broadband, and broadband, respectively.

As a percentage of total revenues, fourth quarter 2006 mobile revenues increased from 44.4% in fourth quarter 2005 to 51.7% in fourth quarter 2006 (see Figure 2).

The 15.2% revenue increase in the fixed line segment resulted primarily from sustained growth in fixed wireless subscribers, combined with 29.7% higher fixed to mobile interconnection outgoing revenues, and continuous growth in broadband customers of 52.3% quarter-over-quarter. Excluding broadband, fixed line revenues increased 9.8% over fourth quarter 2005. Local service tariffs remain frozen.

The 54.2% increase in mobile revenue was driven by increases in our subscriber base.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	2

Fixed

Switched Access Lines:

Continuous growth in fixed switched access lines

Lines in service increased 11.3% on a year-over-year basis expanding our customer base to over 3.4 million.

Net additions of over 192 thousand were generated during fourth quarter 2006 reflecting sustained subscriber growth (See Figure 3). These additions were 250.2% higher than those generated during the same period in 2005.

Figure 3 - Switched Access Lines in Service

The net additions reflected increases of 174,118 residential lines, 17,254 non-residential lines and 682 public telephony lines.

The fourth quarter residential lines gain resulted from an improvement in the sales process through our Movilnet Authorized Agents. The highest proportion of the sales, however, continues to be generated through Telecommunication Centers.

Our prepaid product offering continued to drive fixed line growth with 168,250 fourth quarter net additions. Postpaid lines posted their second consecutive quarter of growth. This due to increased fixed wireless sales plus a 43.9% reduction in both residential and non-residential postpaid churn.

Local Service Revenue:

Local service revenues increased 6.2% over 4Q05

Fourth quarter 2006 local service revenue of Bs. 244.6 billion was Bs. 14.3 billion (6.2%) higher than revenue for same period in 2005. The increase was primarily driven by higher monthly recurring charge and installation and equipment revenues, partially offset by the decrease in local usage (See Figure 4). Residential and non-residential tariffs remained unchanged during fourth quarter.

Figure 4 - Local Service Revenues

	(in millions of Bs.)
	4Q06	4Q05	Inc./(Dec.)%
Monthly recurring charge	137,570	126,492	11,078	8.8%
Installation & Equipment	22,412	10,213	12,199	119.4%
Usage	84,584	93,564	(8,980)	(9.6)%

Total	244,566	230,269	14,297	6.2%

The 8.8% increase in monthly recurring charges is attributable to the growth in prepaid customers subscribing to our “Prepago Minutos Libres” plan which includes a recurring charge, combined with nearly 33 thousand additional postpaid lines, and the migration of postpaid customers to plans with higher recurring charges.

The growth in installation and equipment revenue was driven by a 177.6% increase in residential and non-residential equipment sales. The equipment sales were associated with, and reflect, the robust sales of our “Cantv Habla Ya” fixed wireless services product.

Local usage revenues declined 9.6% during fourth quarter 2006 primarily due to the 10.0% decrease in unbundled (billed) minutes. As shown in Figure 5, the 10.0% decrease in local services traffic was attributable to 6.9%, 12.5% and 26.9% reductions in residential, non-residential and public telephony traffic, respectively.

Figure 5 - Local Unbundled Minutes

	(in millions)
	4Q06	4Q05	Inc./(Dec.)%
Residential	1,342	1,441	(99)	(6.9)%
Non-residential	708	809	(101)	(12.5)%
Public telephony	106	145	(39)	(26.9)%

Total	2,156	2,395	(239)	(10.0)%

Migration to mobile services and substitution of Internet Dial-Up accounts to ABA (ADSL) services drove the decline in residential and non-residencial local services usage.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	3

The 26.9% reduction in public telephony traffic continues to be driven by the substitution of this service with mobile services, as well as competition from informal telecommunications vendors. This decline in traffic resulted from 33.3% and 24.3% decreases in traditional payphones and Telecommunication Centers’ traffic, respectively.

In accordance with its Public Telephony Modernization Plan, Cantv continues to deploy new equipment and relocate other equipment to high traffic areas such as hospitals, malls and subway stations.

Domestic Long Distance Revenues:

DLD revenues and traffic decreased 2.4% and 2.1%, respectively

Domestic long distance (DLD) revenues decreased Bs. 1.8 billion (2.4%) compared to fourth quarter 2005, primarily due to a 3.6% overall revenue decrease from unbundled traffic partially offset by 2.2% increase in monthly recurring charges from bundled plans. (See Figure 6).

Figure 6 - DLD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	4Q06	4Q05	Inc./(Dec.)%		4Q06	4Q05	Inc./(Dec.)%
Residential	19,891	17,248	2,643	15.3%	141	123	18	14.6%
Non-residential	31,085	32,325	(1,240)	(3.8)%	167	165	2	1.2%
Public telephony	6,553	10,122	(3,569)	(35.3)%	56	70	(14)	(20.0)%

Total Unbundled	57,529	59,695	(2,166)	(3.6)%	364	358	6	1.7%

Bundled plans	15,683	15,344	339	2.2%	154	171	(17)	(9.9)%

Total	73,212	75,039	(1,827)	(2.4)%	518	529	(11)	(2.1)%

Compared to the same period of 2005, fourth quarter 2006 unbundled DLD revenues decreased 3.6% to Bs. 57.5 billion mainly due to a 35.3% decline in public telephony partially offset by 15.3% increase in the residential segment.

The 35.3% revenue decrease in public telephony was the result of a 20.0% decrease in DLD unbundled traffic in addition to a 15.3% decrease in the weighted average tariff. Mobile substitution and competition from informal telecommunications vendors impacted the public telephony results once more.

The 9.9% traffic reduction in bundled plans is attributable to a net migration of customers to unbundled and bundled plans with fewer free minutes. Despite the overall traffic reduction, new additions and migrations between bundled plans drove a 2.2% revenue increase.

International Long Distance Revenues:

ILD revenues decreased 4.1% driven by less revenues on net settlements despite increase in outgoing revenue

Fourth quarter 2006 international long distance (ILD) revenues of Bs. 29.4 billion reflect a 4.1% decrease over fourth quarter 2005. The decline is attributable to Bs. 7.7 billion lower net settlements revenue partially offset by Bs. 6.5 (22.4%) higher outgoing revenue.

The 22.4% increase in outgoing traffic revenues was driven by a 28.8% increase in outgoing traffic (See Figure 7) partially offset by a 6.9% decrease in weighted average prices. The 28.8% increase in outgoing traffic resulted from traffic increases in residential and public telephony segments, particularly in Telecommunication Centers where traffic increased 49.6% over fourth quarter 2005. During fourth quarter 2006 Telecommunication Centers generated nearly 47.0% of Cantv’s total outgoing ILD traffic.

Figure 7 - ILD Traffic

	Minutes (in millions)
	4Q06	4Q05	Inc./(Dec.)%
Incoming minutes	170	129	41	31.8%
Outgoing minutes	125	88	37	42.0%

Net Settlements	45	41	4	9.8%

Incoming/Outgoing ratio	1.36	1.47	(0.11)	(7.2)%

Outgoing minutes charged to customers	85	66	19	28.8%

The 6.9% decrease in weighted average prices is attributable to the higher proportion of calls made from Telecommunication Centers compared to the same period in 2005. The Telecommunications

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	4

Centers’ rates are lower than residential and non-residential due to competition.

Interconnection Revenues (Outgoing Fixed to Mobile and Incoming):

Increase in IXC revenues driven mainly by 25.3% increase in fixed to mobile outgoing traffic

The fourth quarter 2006 quarter-over-quarter 24.2% increase in interconnection revenues was a result of a 29.7% increase in outgoing revenues partially offset by 15.8% decrease in incoming revenues, respectively. (See Figure 8).

Figure 8 - Interconnection Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	4Q06	4Q05	Inc./(Dec.)%		4Q06	4Q05	Inc./(Dec.)%
Local F-M Outgoing	164,858	137,114	27,744	20.2%	493	424	69	16.3%
DLD F-M Outgoing	94,895	63,193	31,702	50.2%	300	209	91	43.5%

Total Outgoing	259,753	200,307	59,446	29.7%	793	633	160	25.3%
Incoming*	22,889	27,185	(4,296)	(15.8)%	470	515	(45)	(8.7)%

*	Incoming minutes do not account for transport traffic

The 25.3% increase in outgoing traffic reflects the significant growth in the mobile market. The 15.8% decrease in incoming revenues reflects an 8.7% decrease in incoming minutes to our fixed network resulting from mobile service substitution (See Figure 8).

The 20.2% and 50.2% increases in local and DLD fixed to mobile (F-M) outgoing revenues over fourth quarter 2005 were primarily driven by their respective 16.3% and 43.5% traffic increase combined with an 4.4% increase in weighted average rates. The increased outgoing traffic reflects the significant growth of the mobile market. The weighted average tariff increase was as a result of higher outgoing traffic generated by the residential and non-residential segments versus public telephony. Residential and non-residential segments enjoy higher tariffs than those of public telephony.

The Bs. 4.3 billion decrease in incoming revenues was driven by a decline of Bs. 2.2 billion and Bs. 2.1 billion in revenue from incoming traffic and transport, respectively. Declines in incoming traffic and transport were due to traffic reduction caused by mobile service substitution and increased interconnection points installed by other operators during 2005 (See Figure 8).

Broadband:

Broadband revenues increased 33.1%

Broadband revenues increased Bs. 65.1 billion (33.1%) on a quarter-over-quarter basis to Bs. 262.1 billion, representing 13.0% of the Company’s total revenues due to Bs. 57.4 billion (68.8%) increase in ABA (ADSL) revenues combined with Bs. 7.7 billion (6.8%) increase in private circuits revenues (See Figure 9).

Figure 9 - Broadband Revenues and Subscribers

	Revenues (in millions of Bs.)				Subscribers (thousands)
	4Q06	4Q05	Inc./(Dec.)%		4Q06	4Q05	Inc./(Dec.)%
Private circuits	121,132	113,441	7,691	6.8%	18	17	1	5.3%
ABA (ADSL)	140,933	83,478	57,455	68.8%	449	290	159	55.0%

Total	262,065	196,919	65,146	33.1%	467	307	160	52.3%

ABA (ADSL) net additions of nearly 45 thousand during 4Q06

During the last quarter of 2006 Cantv’s ABA product (ADSL) continued its strong growth trend, with 55.0% quarter-over-quarter growth. Cantv has fuelled the strong ABA (ADSL) sales momentum with new commercial promotions and initiatives. These efforts produced nearly 45 thousand net additions during fourth quarter 2006, slightly higher than during the previous quarter. As of December 30, 2006, Cantv’s ABA (ADSL) customer base totaled nearly 450 thousand lines, 159 thousand lines more than in December 30, 2005.

Fourth quarter blended ABA ARPU was Bs. 108 thousand, 7.2% higher compared to the same period in the prior year, mainly driven by residential and non-residential tariff increase implemented in August 2006.

70.6% of total Internet subscribers are ADSL

Internet subscribers grew 20.2% year-over-year from 529 thousand to 636 thousand. ABA (ADSL) subscribers increased as a percentage of total Internet subscribers from 54.8% at the end of fourth quarter 2005 to 70.6% in 2006.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	5

Mobile

Mobile revenues increased 54.2% in 4Q06

Fourth quarter mobile revenues increased 54.2% on a quarter-over-quarter basis to Bs. 1,044.8 billion, increasing its share of the Company’s total revenues from 44.4% in fourth quarter 2005 to 51.7% in fourth quarter 2006.

The quarter-over-quarter growth in mobile revenues resulted from 68.2% gain in total traffic, and was largely driven by the 52.6% increase in the Company’s mobile customer base and 15.0% increase in equipment sales.

Subscribers:

Mobile subscriber base to nearly 8.0 million

By the end of fourth quarter 2006, the mobile customer base totaled nearly 8.0 million subscribers, a 52.6% increase on a year-over-year basis (See Figure 10). The Company’s postpaid and prepaid subscriber bases individually posted increases of 39.8% and 53.3%, respectively, over the comparable period last year.

During fourth quarter 2006, the Company’s added 1,154 thousand net subscribers, a 17.1% sequential increase over the third quarter 2006 customer base.

To improve its revenue share, the Company has intensified its efforts towards attracting postpaid customers from the competition. Our fourth quarter 2006 commercial strategy was successful and yielded 42,189 new postpaid subscribers.

Figure 10 - Mobile subscribers

(In thousands)

Usage and ARPUs:

Total usage grew 68.2% compared to 4Q05

A total of 2,188 million minutes of use (outgoing and incoming) were generated during fourth quarter 2006, a 68.2% increase compared to fourth quarter 2005 (see Figure 11). The Company’s bundled offers continue to drive most of the outgoing traffic growth. The overall 68.2% increase in fourth quarter 2006 outgoing minutes resulted from an 85.9% increase in bundled traffic combined with 37.6% growth in unbundled minutes.

Figure 11 - Mobile Minutes

	(in millions)
	4Q06	4Q05	Inc./(Dec.)%
Outgoing (1)	1,855	1,139	716	62.9%
Incoming	333	162	171	105.6%

Total	2,188	1,301	887	68.2%
Incoming from related parties (2)	345	267	78	29.2%

(1)	Includes bundled and unbundled minutes
(2)	Refer to Cantv fixed network

SMS revenues increased 58.3%

During fourth quarter 2006, blended ARPU grew 3.4% to Bs. 45,632 resulting from increases in postpaid and prepaid ARPU to Bs. 189,529 (15.3%) and Bs. 38,519 (4.7%), respectively (See Figure 12).

Figure 12 - Mobile ARPU

	(in Bs.)
	4Q06	4Q05	Inc./(Dec.)%
Prepaid	38,519	36,776	1,743	4.7%
Postpaid	189,529	164,412	25,117	15.3%
Blended	45,632	44,118	1,514	3.4%

Handset sales represented 20.9% of mobile revenue

As in previous quarters, Short Messages Services (SMS) continued to deliver strong revenue growth. Fourth quarter 2006 SMS revenues totaled Bs. 199.7 billion, a 58.3% increase over fourth quarter 2005. Nearly 3.0 billion messages, a 38.1% increase over the same period in 2005 were sent by the Company’s customers during the quarter. SMS represented 19.1% of the Company’s fourth quarter mobile revenues.

Revenues from handset sales during fourth quarter 2006 increased 15.0% on a quarter-over-quarter basis, accounting for 20.9% of total mobile revenues.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	6

FOURTH QUARTER 2006 EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 27.4% mainly driven by higher sales of cellular handsets and material expenses

Fourth quarter 2006 total operating expenses increased Bs. 380.4 billion (27.4%) to Bs. 1,770.2 billion, compared to Bs. 1,389.8 billion in fourth quarter 2005. The increase reflects Bs. 370.3 billion (31.3%) higher operating expenses excluding depreciation and amortization, combined with a Bs. 10.1 billion (4.9%) increase in depreciation and amortization expense.

Operations, maintenance, repairs and administrative expenses: Increased Bs. 190.2 billion (31.5%) primarily due to: (i) Bs. 64.1 billion in higher provision for obsolescence and net realizable value of equipment for sale; (ii) Bs. 60.0 billion in contractor expenses supporting customer service and fixed and mobile network maintenance; and (iii) Bs. 46.1 billion in authorized agents commissions related to mobile services.

Cost of sales of mobile equipment: Increased Bs. 97.0 billion (31.3%) driven by higher handset costs and a 12.9% increase in the numbers of handsets sold.

Additional pension obligation due to Supreme Court ruling: During fourth quarter 2006, an additional Bs. 23.0 billion was recorded to reflect an increase in retroactive payments pursuant to the lower court’s December 13, 2006 decision, compared to Bs. 49.7 billion recorded in fourth quarter 2005.

Interconnection cost: Increased Bs. 38.9 billion (26.3%) mainly due to 21.5% increase in traffic volumes over fourth quarter 2005.

Concession and other taxes: Increased Bs. 42.4 billion (48.1%) due to the 32.5% revenue growth plus a 1% municipal tax on gross telecommunication revenues. This additional tax was effective January 1, 2006.

Provision for uncollectibles: Increased Bs. 31.4 billion compared to fourth quarter 2005, due to a Bs. 20.0 billion adjustment in fourth quarter 2005 to lower the provision to a level consistent with the Company’s revised assumptions. The provision is now based on an accounts receivable aging analysis which is more accurately aligned to the Company’s overall collection experience.

Depreciation and amortization: Increased Bs. 10.1 billion (4.9%) due to our continuing capital investments as well as the reduction in the useful lives for certain assets.

Other income, net: The fourth quarter 2006 Bs. 7.6 billion income was largely attributable to Bs. 43.0 billion recognition of subscriber rights of customers who have lost the refund right, largely offset by a loss generated from the exchange of Venezuelan Government debt securities denominated in US dollars, compared to Bs. 4.5 billion income recorded in fourth quarter 2005.

EBITDA and EBITDA Margin

EBITDA of Bs. 470.1 billion, 36.8% higher than 4Q05

Fourth quarter 2006 EBITDA increased 36.8% to Bs. 470.1 billion compared to Bs. 343.8 billion in fourth quarter 2005. The increase primarily resulted from the higher revenues. As a percentage of revenue, EBITDA margin remained flat in 2006.

Please refer to Reconciliation of Non-GAAP financial measures section on page 16 for a reconciliation of EBITDA to GAAP financial measures.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	7

Interest Income and Exchange Gain, net and Taxes

Higher interest income and exchange gain, net and higher tax benefits

Interest income and exchange gain, net: Increased Bs. 6.4 billion (34.3%) to Bs. 24.8 billion in fourth quarter 2006, compared to Bs. 18.4 billion in fourth quarter 2005. Interest income increased Bs. 9.6 billion (54.6%) due to higher temporary investments. Interest expense decreased Bs. 0.4 billion (17.5%) due to lower debt. Exchange gain decreased Bs. 2.8 billion (89.5%) due to devaluation of the Japanese yen against the US dollar.

Income tax benefit (provision): A Bs. 109.1 billion benefit was recognized in fourth quarter 2006 versus the fourth quarter 2005 provision of Bs. 16.5 billion provision in fourth quarter 2005. The current tax provision, net of investment tax credits increased Bs. 32.6 billion (62.2%) to Bs. 84.9 billion in fourth quarter 2006 due to higher earnings before tax partially offset by increased benefits. The deferred tax benefit increased Bs. 158.2 billion to Bs. 194.0 billion in fourth quarter 2006 due to increased property, plant and equipment book and tax basis differentials.

Net Income

Net income of Bs. 385.9 billion in 4Q06 compared to Bs. 137.7 in 4Q05

Net income increased Bs. 248.2 billion (180.2%) to Bs. 385.9 billion in fourth quarter 2006, compared to Bs. 137.7 billion in fourth quarter 2005, resulting from Bs. 116.2 billion increase in operating income, combined with Bs. 6.4 billion of higher interest and exchange gain, net and Bs. 125.6 billion of higher income tax benefit.

FULL YEAR 2006 CASH FLOW ANALYSIS

Free cash flow remained almost flat in 2006 compared to 2005

Free cash flow (FCF) for the year ended December 31, 2006 totaled Bs. 685.2 billion, 0.9% lower than the Bs. 691.8 billion reported for the year ended December 31, 2005. The decline was driven by a Bs. 242.0 billion increase in CAPEX (See Reconciliation of Non-GAAP financial measures on page 16 for a reconciliation of FCF to GAAP financial measures) partially offset by a Bs. 235.4 billion increase in net cash provided by operating activities. The increase in cash from operations was composed of 549.9 billion in cash earnings (net income adjusted for non-cash items) partially offset by a Bs. 314.5 billion increase in uses of working capital. Increase in uses of working capital is mainly the result of higher inventories related to handsets partially offset by higher accounts payable due to delays in receiving approvals for the acquisition of foreign currency from CADIVI (the Government’s Commission for Administration of Foreign Exchange).

Cash used in financing activities totaled Bs. 631.9 billion, primarily reflecting dividend payments of Bs. 583.7 billion and debt repayment of Bs. 52.2 billion.

The Company’s net cash position totaled Bs. 1,093.7 billion as of December 31, 2006, compared to Bs. 994.3 billion as of December 31, 2005.

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for the year ended December 31, 2006 totaled Bs. 1,200.4 billion, a Bs. 242.0 billion (25.2%) increase over 2005. Capital expenditures during 2006 were focused for the: (i) expansion of our CDMA-1X network footprint to support projected mobile and fixed wireless demand; (ii) deployment of backbone and data networks to sustain growth in our ABA (ADSL) and other data product lines; (iii) deployment of Evolution Data Optimized (EvDO) technology for wireless broadband services; (iv) substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency; and (v) integration and transformation of the Company’s information systems.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	8

Total Debt

During 2006, the Company’s debt payments totaled Bs. 52.2 billion, including Bs. 9.4 billion (US$4.4 million) for International Finance Corporation (IFC) loans, Bs. 20.1 billion (¥1,081.9 million) to Japan’s Eximbank, repayment of Bs. 11.2 billion of commercial paper, and Bs. 11.5 billion of local loans. During 2005, debt payments totaled Bs. 243.0 billion, including Bs. 84.7 billion (US$39.4 million) for IFC loans, Bs. 20.3 billion (¥1,081.9 million) to Japan’s Eximbank, and repayments of Bs. 138.0 billion of commercial paper and other external and local loans.

As of December 31, 2006, the Company’s debt totaled Bs. 58.2 billion, a Bs. 46.1 billion reduction from the debt balance as of December 31, 2005.

Total debt represented 1.8% as a percentage of Equity as of December 31, 2006, compared to 2.8% as of December 31, 2005.

OTHER DEVELOPMENTS

Pension adjustment decision

On December 13, 2006, the Execution Court issued its decision, based on calculations performed by the appointed experts, regarding the retroactive adjustments to be paid by Cantv to retirees and their heirs.

Pursuant to this decision, Cantv proceeded with two actions: first, it appealed the decision expressing disagreement with the expert’s methodology and benefits calculation in those cases where pension adjustments would result in payments in excess of the minimum wage. Second, Cantv agreed to pay retroactive adjustments in cases where adjusted pension is equal to minimum wage. The decision resulted in an additional Bs. 23.0 billion retroactive pension obligation which we recorded in December.

Dividends

On February 13, 2007, CADIVI approved the conversion to US dollars for the ordinary dividend of Bs. 700 per share (US$2.28 per ADS) approved at the 2006 annual shareholders’ meeting.

As of the date of this release, approvals required for the conversion to US dollars for the extraordinary dividend of Bs. 307.14 per share (US$1 per ADS) approved at November 2006 extraordinary shareholders’ meeting have not yet been obtained from CADIVI.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003, the repatriation of dividends for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). The timing for the request and final approval depend on the fulfillment of extensive formalities and documentation with CADIVI.

The portion of the dividend payment in bolivars to ADS holders and foreign investors has been deposited with a Venezuelan bank pending the approval by CADIVI for the conversion of bolivars to US dollars and the payment to corresponding foreign banks and distribution to ADS holders and foreign investors.

With regards to future dividends distributions, the Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions.

According to the Comisión Nacional de Valores (the Venezuelan National Securities Commision) standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution. Therefore, the minimum required dividend is Bs. 725.8 billion, which is included as dividends payable in the balance sheet as of December 31, 2006.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	9

Termination of Verizon’s Proposed Sale of its Stake in Cantv to Telmex and América Móvil

On February 8, 2007, Telmex and América Movil announced that they had agreed to terminate their agreement with Verizon Communications Inc. (NYSE: VZ) to acquire Verizon’s indirect equity interests in CANTV.

Nationalization Plan

The Venezuelan Government announced on January 8, 2007, its plans to nationalize Cantv. On February 12, 2007 Verizon Communications Inc. announced that it has entered into a memorandum of understanding covering the sale to the Venezuelan Government of its 28.5% equity stake in Cantv for approximately US$572 million subject to certain conditions, including a due diligence review and the receipt of regulatory approvals.

The terms of the memorandum of understanding also includes a commitment by the Venezuelan Government to launch, within 45 days following the date of the agreement, concurrent tender offers in the Bolivarian Republic of Venezuela and the United States of America, to acquire any and all shares (and ADRs) of capital stock of Cantv at a price per share of the Bolivar equivalent of not less than US$2.55 (calculated at the official exchange rate at closing date) and a price per ADS of not less than US$17.85. The acquisition price would be adjusted downward to give effect to any dividend required to be declared and declared and paid by Cantv with a record date after February 12, 2007 and prior to the closing date, as defined in the agreement.

YEAR IN REVIEW

In 2006 Cantv experienced growth in most of its key performance indicators

•

Overall, Cantv delivered substantive growth on all but one of its key operating indicators in 2006. Revenue grew 33.6% driven by significant increases in its mobile, broadband and switched access lines subscribers

•

Mobile business was Cantv’s primary revenue growth driver with a 63.6% year over year increase. In 2006, mobile revenue accounted 47.7% of total revenue compared to 38.9% in 2005. Mobile subscribers increased by a robust 52.6% and approached the 8.0 million milestones. 2006 Postpaid ARPU was 10.5% higher than 2005. Prepaid ARPU, however, declined 2.8% due to penetration increase in low-end segments and the effect of promotions

•

Fixed revenue, excluding broadband revenue, posted a 9.4% increase over 2005 driven by an 11.3% increase in switched access lines as well as strong enterprise sales. This, despite the absence of regulatory approval for local residential and non-residential tariff increases, migration to mobile services, and competitive pressures in the public telephony and long distance markets

•	Sustained growth in our broadband line of business demonstrated its significance to Cantv’s revenue stream. During 2006, broadband revenues and subscribers grew by 33.3% and 52.3%, respectively

•

Total operating expenses for full year 2006 increased by Bs. 723.7 billion (14.0%) to Bs. 5,898.3 billion in 2006, compared to 5,174.6 in 2005. Operating expenses excluding depreciation and amortization increased Bs. 692.9 (15.9%) to Bs. 5,039.8 billion mainly due to a Bs. 429.3 billion increase in the mobile equipment cost of sales, higher labor benefits, contractor expenses, interconnection cost and concession and other taxes. Depreciation and amortization increased by Bs. 30.8 billion (3.7%) due to our continuing capital investments, as well as the reduction in the useful lives of certain assets

•	Excluding the additional pension obligation recorded in both years pursuant the Supreme Court’s ruling, total operating expenses for the full year 2006 would have increased Bs. 1,395.6 billion (31.2%)

•	Full year 2006 EBITDA totaled Bs. 1,757.9 billion representing a 26% EBITDA margin, compared

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	10

full year 2005 EBITDA of Bs. 741.5 billion with a 15% EBITDA margin. Excluding the impact of the increased pension obligation of Bs. 23.0 billion in 2006 and Bs. 694.9 billion in 2005, EBITDA margin would have been 26% and 28% for 2006 and 2005, respectively. The increase in EBITDA would been largely due to the increase in mobile equipment cost of sales

•

For full year 2006, interest and exchange (loss) gain, net decreased Bs. 10.9 (12.0%) billion due to an exchange gain of Bs. 39.4 billion recognized in 2005 from the sale of INTELSAT’s shares partially offset by higher interest income and lower interest expense

•

For full year 2006, income tax benefit decreased Bs. 58.6 billion (28.0%) to Bs. 150.9 billion in 2006 compared to Bs. 209.5 in 2005. The current tax provision increased Bs. 38.7 billion (26.2%) to Bs. 186.6 billion in 2006, compared to Bs. 147.9 billion 2005 resulting from a higher taxable income partially offset by the recognition of investment tax credits from 2005 and 2006 of Bs. 199.8 billion due to a favorable tax ruling in July 2006. The deferred tax benefit decreased Bs. 19.9 billion (5.6%) to Bs. 337.5 billion in 2006. The 2005 deferred tax benefit included the impact of that year’s larger provision for the court ordered additional pension obligation

•

Full year 2006 net income increased Bs. 916.0 billion to Bs. 1,130.4 billion compared to Bs. 214.4 billion in 2005. Excluding the impact of the additional pension obligation and the related net impacts in the deferred income tax benefit of Bs. 7.8 billion in 2006 and Bs. 236.3 billion in 2005, and the reduction of Bs. 199.8 billion in current tax expense in 2006 as a result of the recognition of investment tax credits from 2005 and 2006, net income for 2006 would have increased by Bs. 272.7 billion (40.5%)

•	During 2006, Cantv paid Bs. 1,007.14 per share (equivalent to US$3.28 per ADS) in dividends to its shareholders

•

During 2006 some progress was made on the determination of the actual impact of July 26, 2005 Supreme Court’s decision against Cantv regarding pension matters. In first quarter, the Execution Court appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to beneficiaries

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by Cantv. The Execution Court then appointed two new experts to complete the determination of damages.

Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. As ordered by the Court, implementation was dependent upon the receipt of a written request by each affected retiree.

In August, 2006, the Execution Court decided that beginning September 1, 2006, Cantv must adjust all retirees’ pension payments that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and lifted the written request requirement. Following this decision, effective September 1, 2006, each of Cantv’s pension beneficiaries receives monthly pension payments equal or higher than the minimum urban wage.

On December 13, 2006, the Execution Court issued a decision on the amounts to be paid by Cantv related to the retroactive adjustments to pensions paid, based on the calculations performed by the appointed experts.

Pursuant to the December 13th decision, Cantv proceeded with two actions: first, it appealed the decision expressing disagreement with the expert’s methodology and benefits calculation in those cases where pension adjustments would result in payments in excess of the minimum wage. Second, Cantv agreed to pay retroactive adjustments in cases where adjusted pension is equal to minimum wage level. This resulted in an additional Bs. 23.0 billion retroactive pension obligation.

CANTV 4Q06 Earnings Commentary - February 14, 2007	NYSE: VNT BVC: TDV.d	11

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended December 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	244,566	12.1%	230,269	15.1%	114	107	6.2%
Domestic long distance	73,212	3.6%	75,039	4.9%	34	35	(2.4)%
International long distance	35,384	1.7%	28,905	1.9%	16	13	22.4%
Net settlements	(5,984)	(0.3)%	1,744	0.1%	(3)	1	N.M.

Total international long distance	29,400	1.5%	30,649	2.0%	13	14	(4.1)%
Fixed to mobile - Outgoing	259,753	12.8%	200,307	13.1%	121	93	29.7%
Interconnection incoming	22,889	1.1%	27,185	1.8%	11	13	(15.8)%
Other wireline-related services	39,632	2.0%	73,063	4.8%	18	34	(45.8)%
Internet dial-up	16,501	0.8%	13,271	0.9%	8	6	24.3%
Other telecommunications-related services	29,442	1.5%	1,480	0.1%	14	1	1889.3%

Total other fixed services	85,575	4.2%	87,814	5.8%	40	41	(2.5)%
Broadband	262,065	13.0%	196,919	12.9%	122	92	33.1%

Total fixed revenues	977,460	48.3%	848,182	55.6%	455	395	15.2%
Mobile revenues
Mobile services	826,534	40.9%	487,632	32.0%	384	227	69.5%
Mobile equipment sales	218,225	10.8%	189,817	12.4%	102	88	15.0%

Total mobile revenues	1,044,759	51.7%	677,449	44.4%	486	315	54.2%

Total operating revenues	2,022,219	100.0%	1,525,631	100.0%	941	710	32.5%

Operating Expenses
Provision for uncollectibles	18,244	0.9%	(13,161)	(0.9)%	8	(6)	N.M.
Operations, maintenance, repairs and administrative	793,572	39.2%	603,384	39.5%	370	281	31.5%
Cost of sales of mobile equipment	406,956	20.1%	310,041	20.3%	189	144	31.3%
Additional pension obligation due to Supreme Court ruling	23,043	1.1%	49,653	3.3%	11	23	(53.6)%
Interconnection cost	187,256	9.3%	148,319	9.7%	87	69	26.3%
Concession and other taxes	130,607	6.5%	88,172	5.8%	61	41	48.1%
Other income, net	(7,557)	(0.4)%	(4,532)	(0.3)%	(4)	(2)	66.7%

	1,552,121	76.8%	1,181,876	77.5%	722	550	31.3%
EBITDA	470,098	23.2%	343,755	22.5%	219	160	36.8%

EBITDA Margin	23%		23%		23%	23%	—
Depreciation and amortization	218,044	10.8%	207,949	13.6%	102	97	4.9%

Total operating expenses	1,770,165	87.5%	1,389,825	91.1%	824	647	27.4%

Operating Income	252,054	12.5%	135,806	8.9%	117	63	85.6%

Interest Income and Exchange Gain, net
Interest income	27,163	1.3%	17,569	1.2%	13	9	54.6%
Interest expense	(2,748)	(0.1)%	(2,337)	(0.2)%	(1)	(1)	17.6%
Exchange gain, net	335	0.0%	3,200	0.2%	—	1	(89.5)%

Interest income and exchange gain, net	24,750	1.2%	18,432	1.2%	12	9	34.3%

Income before Income Tax Benefit (Provision)	276,804	13.7%	154,238	10.1%	129	72	79.5%
Income Tax Benefit (Provision)
Current	(84,935)	(4.2)%	(52,368)	(3.4)%	(40)	(25)	62.2%
Deferred	194,033	9.6%	35,843	2.3%	90	17	441.3%

Total income tax benefit (provision)	109,098	5.4%	(16,525)	(1.1)%	50	(8)	(760.2)%

Net Income	385,902	19.1%	137,713	9.0%	179	64	180.2%

Net Income Attributable to:
Equity holders of the Company	383,773	19.0%	137,808	9.0%	178	64	178.5%
Minority interest in subsidiary	2,129	0.1%	(95)	(0.0)%	1	—	N.M.

Net Income	385,902	19.1%	137,713	9.0%	179	64	180.2%

Earnings per Share	497		177		0.23	0.08	180.2%

Earnings per ADS (based on 7 shares per ADS)	3,481		1,242		1.61	0.58	180.2%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	12

Income statement data

For the years ended December 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	920,574	13.5%	912,042	17.9%	428	424	0.9%
Domestic long distance	284,253	4.2%	296,380	5.8%	132	138	(4.1)%
International long distance	132,818	2.0%	113,380	2.2%	62	53	17.1%
Net settlements	(10,924)	(0.2)%	2,055	0.0%	(5)	1	N.M.

Total international long distance	121,894	1.8%	115,435	2.3%	57	54	5.6%
Fixed to mobile - Outgoing	922,810	13.6%	751,561	14.8%	429	350	22.8%
Interconnection incoming	91,307	1.3%	97,963	1.9%	43	45	(6.8)%
Other wireline-related services	213,735	3.1%	200,662	3.9%	99	93	6.5%
Internet dial-up	70,542	1.0%	57,882	1.1%	33	27	21.9%
Other telecommunications-related services	55,795	0.8%	18,933	0.4%	26	9	194.7%

Total other fixed services	340,072	5.0%	277,477	5.5%	158	129	22.6%
Broadband	874,119	12.9%	655,876	12.9%	407	305	33.3%

Total fixed revenues	3,555,029	52.3%	3,106,734	61.1%	1,654	1,445	14.4%
Mobile revenues
Mobile services	2,670,984	39.3%	1,550,489	30.5%	1,242	721	72.3%
Mobile equipment sales	571,654	8.4%	431,169	8.5%	266	201	32.6%

Total mobile revenues	3,242,638	47.7%	1,981,658	38.9%	1,508	922	63.6%

Total operating revenues	6,797,667	100.0%	5,088,392	100.0%	3,162	2,367	33.6%

Operating Expenses
Provision for uncollectibles	65,438	1.0%	35,068	0.7%	30	16	86.6%
Operations, maintenance, repairs and administrative	2,684,147	39.5%	2,115,385	41.6%	1,249	984	26.9%
Cost of sales of mobile equipment	1,172,817	17.3%	743,556	14.6%	545	346	57.7%
Additional pension obligation due to Supreme Court ruling	23,043	0.3%	694,916	13.7%	11	323	(96.7)%
Interconnection cost	656,431	9.7%	534,494	10.5%	305	249	22.8%
Concession and other taxes	429,192	6.3%	295,161	5.8%	200	137	45.4%
Other expense (income), net	8,738	0.1%	(71,721)	(1.4)%	4	(33)	N.M.

	5,039,806	74.1%	4,346,859	85.4%	2,344	2,022	15.9%
EBITDA	1,757,861	25.9%	741,533	14.6%	818	345	137.1%

EBITDA Margin	26%		15%		26%	15%	1,100	bps
Depreciation and amortization	858,476	12.6%	827,692	16.3%	400	385	3.7%

Total operating expenses	5,898,282	86.8%	5,174,551	101.7%	2,744	2,407	14.0%

Operating Income (Loss)	899,385	13.2%	(86,159)	(1.7)%	418	(40)	N.M.

Interest Income and Exchange (Loss) Gain, net
Interest income	92,987	1.4%	85,572	1.7%	44	40	8.7%
Interest expense	(12,351)	(0.2)%	(27,393)	(0.5)%	(6)	(13)	(54.9)%
Exchange (loss) gain, net	(530)	(0.0)%	32,843	0.6%	—	15	N.M.

Interest income and exchange (loss) gain, net	80,106	1.2%	91,022	1.8%	38	42	(12.0)%

Income before Income Tax Benefit (Provision)	979,491	14.4%	4,863	0.1%	456	2	N.M.
Income Tax Benefit (Provision)
Current	(186,576)	(2.7)%	(147,881)	(2.9)%	(87)	(68)	26.2%
Deferred	337,460	5.0%	357,426	7.0%	157	166	(5.6)%

Total income tax benefit (provision)	150,884	2.2%	209,545	4.1%	70	98	(28.0)%

Net Income	1,130,375	16.6%	214,408	4.2%	526	100	427.2%

Net Income Attributable to:
Equity holders of the Company	1,127,420	16.6%	213,929	4.2%	525	100	427.0%
Minority interest in subsidiary	2,955	0.0%	479	0.0%	1	—	516.9%

Net Income	1,130,375	16.6%	214,408	4.2%	526	100	427.2%

Earnings per Share	1,457		276		0.68	0.13	427.2%

Earnings per ADS (based on 7 shares per ADS)	10,197		1,934		4.74	0.90	427.2%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	13

Balance sheet data

As of December 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars)

	December 31, 2006	December 31, 2005	US$ 2006	US$ 2005
Assets

Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 14,363,765 and Bs. 13,942,782, respectively	3,714,737	3,483,063	1,728	1,620
Cellular concession, net	144,407	150,088	67	70
Long-term accounts receivable from Venezuelan Government entities	55,856	64,377	26	30
Deferred income tax	1,167,692	830,231	543	386
Information systems (software), net	461,940	342,349	215	159
Other assets	159,502	71,433	74	34

Total non-current assets	5,704,134	4,941,541	2,653	2,299

Current Assets:
Other current assets	266,030	62,552	123	29
Inventories, spare parts and supplies, net of allowance for obsolescence and net realizable value of equipment for sale of Bs. 151,456 and Bs. 56,486, respectively	681,139	312,255	317	145
Accounts receivable from Venezuelan Government entities	186,865	188,095	87	87
Accounts receivable, net of provision for uncollectibles of Bs. 62,617 and Bs. 71,286, respectively	932,052	687,039	434	320
Cash and temporary investments	1,151,987	1,098,629	536	511

Total current assets	3,218,073	2,348,570	1,497	1,092

Total assets	8,922,207	7,290,111	4,150	3,391

Stockholders’ Equity and Liabilities

Stockholders’ Equity	3,289,654	3,669,069	1,530	1,707

Non-Current Liabilities:
Long-term debt	29,303	63,338	14	29
Provision for litigation	170,254	134,513	79	63
Pension and other post-retirement benefit obligations, net	1,351,563	1,230,166	629	572

Total non-current liabilities	1,551,120	1,428,017	722	664

Current Liabilities:
Current portion of the long-term debt	28,942	40,992	13	19
Accounts payable	2,061,758	1,161,580	959	540
Accrued employee benefits	118,170	92,608	55	43
Current portion of pension and other post-retirement benefit obligations, net	242,275	348,532	113	162
Income tax payable	153,982	77,352	72	36
Dividends payable, including minumun dividends by law	923,583	—	430	—
Deferred revenue	271,435	184,518	126	86
Concession tax	99,622	60,412	46	28
Subscriber reimbursable deposits	35,213	69,462	16	32
Other current liabilities	146,453	157,569	68	74

Total current liabilities	4,081,433	2,193,025	1,898	1,020

Total liabilities	5,632,553	3,621,042	2,620	1,684

Total stockholders’ equity and liabilities	8,922,207	7,290,111	4,150	3,391

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	14

Cash flow data

For the years ended December 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
Operating Activities:
Net income	1,130,375	214,408	526	100
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss (gain), net	530	(32,843)	—	(15)
Minority interest in subsidiary	(2,955)	(479)	(1)	—
Depreciation and amortization	858,476	827,692	400	385
Current income tax	186,576	147,881	87	68
Deferred income tax (benefit)	(337,460)	(357,426)	(157)	(166)
Provision for inventory obsolescence	110,073	912	51	—
Provision for litigation	43,584	68,878	20	32
Additional pension obligation due to Supreme Court ruling	23,043	694,916	11	323
Provision for uncollectibles	65,438	35,068	30	16
Gain in sale of investment	—	(71,260)	—	(33)

Changes in current assets and liabilities	(225,855)	248,433	(105)	116

Changes in non-current assets and liabilities	33,749	(126,029)	15	(58)

Net cash provided by operating activities	1,885,574	1,650,151	877	768

Investing Activities:
Acquisition of information systems (software), net of disposals	(190,607)	(141,733)	(89)	(66)
Acquisition of property, plant and equipment, net of disposals	(1,009,746)	(816,657)	(469)	(380)

Net cash used in investing activities	(1,200,353)	(958,390)	(558)	(446)

Free Cash Flow	685,221	691,761	319	322

Financing Activities:
Proceeds from borrowings	6,237	69,095	3	32
Payments of debt	(52,150)	(243,007)	(24)	(113)
Dividends paid	(583,745)	(415,133)	(272)	(193)
Purchase of shares for the workers benefit fund, net	(2,205)	(2,255)	(1)	(1)

Net cash used in financing activities	(631,863)	(591,300)	(294)	(275)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	53,358	100,461	25	47
Effect of exchange rate changes on cash and temporary investments	—	30,625	—	14

Increase in cash and temporary investments	53,358	131,086	25	61

Cash and temporary investments:
Beginning of the year	1,098,629	967,543	511	450

End of the year	1,151,987	1,098,629	536	511

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	15

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended December 31, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		385,902	137,713	179	64
Plus / (minus):
Total income tax benefit (provision)		(109,098)	16,525	(50)	8
Interest income and exchange gain, net		(24,750)	(18,432)	(12)	(9)
Depreciation and amortization		218,044	207,949	102	97

EBITDA		470,098	343,755	219	160

EBITDA Margin
EBITDA	=	470,098	343,755	219	160

Total operating revenues		2,022,219	1,525,631	941	710
EBITDA Margin		23%	23%	23%	23%

For the years ended December 31, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		1,130,375	214,408	526	100
Plus / (minus):
Total income tax benefit (provision)		(150,884)	(209,545)	(70)	(98)
Interest income and exchange (loss) gain, net		(80,106)	(91,022)	(38)	(42)
Depreciation and amortization		858,476	827,692	400	385

EBITDA		1,757,861	741,533	818	345

EBITDA Margin
EBITDA	=	1,757,861	741,533	818	345

Total operating revenues		6,797,667	5,088,392	3,162	2,367
EBITDA Margin		26%	15%	26%	15%

Cash Earnings
Net income		1,130,375	214,408	526	100
Plus / (minus):
Exchange loss (gain), net		530	(32,843)	—	(15)
Minority interest in subsidiary		(2,955)	(479)	(1)	—
Depreciation and amortization		858,476	827,692	400	385
Current income tax		186,576	147,881	87	68
Deferred income tax (benefit)		(337,460)	(357,426)	(157)	(166)
Provision for inventory obsolescence		110,073	912	51	—
Provision for litigation		43,584	68,878	20	32
Additional pension obligation due to Supreme Court ruling		23,043	694,916	11	323
Provision for uncollectibles		65,438	35,068	30	16
Gain in sale of investment		—	(71,260)	—	(33)

Cash Earnings		2,077,680	1,527,747	967	710

Free Cash Flow
Net cash provided by operating activities		1,885,574	1,650,151	877	768
Minus:
Net cash used in investing activities		(1,200,353)	(958,390)	(558)	(446)

Free cash flow		685,221	691,761	319	322

As of December 31, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
Net Cash Position
Cash and temporary investments		1,151,987	1,098,629	536	511
Minus:
Long-term debt		(29,303)	(63,338)	(14)	(29)
Current portion of the long-term debt		(28,942)	(40,992)	(13)	(19)

Net cash position		1,093,742	994,299	509	463

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	16

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges net of discounts.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS. Each ADS represents seven Cantv Class D shares.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short mobile message service.

Switched access lines:	Fixed access lines including residential, non residential and public telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 4Q06 Earnings Commentary – February 14, 2007	NYSE: VNT BVC: TDV.d	17